                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                         (Amendment No.     7    )*
                                         -------

                            THE ARLEN CORPORATION
                        ----------------------------
                              (Name of Issuer)

                                Common Stock
                             -------------------
                       (Title of Class of Securities)

                                  041327107
                               --------------
                               (CUSIP Number)


     Allan Marrus, 505 Eighth Avenue, New York, NY  10018, (212) 736-8100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 23, 1996
                            ------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





  The Arlen Corporation                      Schedule 13D of Mark W. McLaughlin
  CUSIP No.  041327107                        Page 1 of 5 Pages
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
============================================================================================
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mark W. McLaughlin
           Mark W. McLaughlin IRA/Rollover
--------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) [ ]
                                                                                   (b) [ ]
--------------------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                [x]
           IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
--------------------------------------------------------------------------------------------
                 NUMBER OF                      7     SOLE VOTING POWER:         5,402,785
                   SHARES
                BENEFICIALLY                 -----------------------------------------------
                  OWNED BY                      8     SHARED VOTING POWER:             -0-
                    EACH
                 REPORTING                   -----------------------------------------------
                   PERSON                       9     SOLE DISPOSITIVE POWER:    5,402,785
                    WITH
                                             -----------------------------------------------
                                               10     SHARED DISPOSITIVE POWER:        -0-

--------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,402,785
--------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                               [ ]
           EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.56%
--------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN, OO
--------------------------------------------------------------------------------------------


                             *SEE INSTRUCTIONS BEFORE FILLING OUT!





  The Arlen Corporation                      Schedule 13D of Mark W. McLaughlin
  CUSIP No. 041327107                        Page 2 of 5 Pages
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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock (the "Common Stock") of The Arlen Corporation ("Arlen"), 505 Eighth Avenue, New York, NY 10018.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The name of the reporting person is Mark W. McLaughlin ("McLaughlin"), who is reporting on behalf of himself and the Mark W. McLaughlin IRA/Rollover.

         (b) McLaughlin's business address is 13750 U.S. 281 North, Suite 660, San Antonio, TX 78232.

         (c) McLaughlin is the president of McLaughlin International, Inc. ("McLaughlin International"). McLaughlin International's principal business is merchant consulting, and its principal address is 13750 U.S. 281 North, Suite 660, San Antonio, TX 78232.

         (d) During the last five years, McLaughlin has not been convicted in a criminal proceeding.

         (e) On September 20, 1994, McLaughlin consented, without admitting or denying the allegations, to a Cease and Desist Order of the Securities and Exchange Commission pursuant to Section 21C of the Securities Exchange Act (the "Order") based on the alleged failure to file a Schedule 13D with respect to purchases of stock of Arlen. The transaction that resulted in the Order is more fully described in Item 2(e) of McLaughlin's Amendment No. 1 to Schedule 13D dated January 4, 1994, and Amendment No. 6 to Schedule 13D dated November 15, 1996.

         (f)     McLaughlin is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         McLaughlin exclusively used personal funds (including personal funds contributed to his IRA) to effect the transactions described in Item 5(c) hereunder.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Common Stock covered by this Schedule 13D was purchased solely for investment purposes. McLaughlin does not now and never has had any plan to participate in the management of Arlen or to effect any change whatsoever in the manner in which Arlen is managed. McLaughlin never has participated in any group that has had any such plans.





  The Arlen Corporation                      Schedule 13D of Mark W. McLaughlin
  CUSIP No.  041327107                       Page 3 of 5 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number shares of the Common Stock that McLaughlin beneficially owns is 5,402,785. Such number represents 17.56% of the total amount of the Common Stock that is outstanding.

         (b) McLaughlin has the sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all 5,402,785 shares that he owns.

         (c) McLaughlin has effected the following transactions since his most recent Schedule 13D dated November 15, 1996:

                 On January 22, 1997, McLaughlin purchased in the open market with personal funds 100,000 shares of the Common Stock at $.05 per share through Oppenheimer & Co., Inc.

                 On January 22, 1997, McLaughlin purchased in the open market with personal funds 20,000 shares of the Common Stock at $.06 per share through Oppenheimer & Co., Inc.

                 On January 22, 1997, McLaughlin purchased in the open market with personal funds 30,000 shares of the Common Stock at $.07 per share through Oppenheimer & Co., Inc.

                 On January 22, 1997, McLaughlin purchased in the open market with personal funds 50,000 shares of the Common Stock at $.08 per share through Oppenheimer & Co., Inc.

                 On January 23, 1997, McLaughlin purchased in the open market with personal funds 50,000 shares of the Common Stock at $.11 per share through Oppenheimer & Co., Inc.

                 On January 23, 1997, McLaughlin purchased in the open market with personal funds 50,000 shares of the Common Stock at $.12 per share through Oppenheimer & Co., Inc.

         (d)     None.

         (e)     Not applicable.





  The Arlen Corporation                      Schedule 13D of Mark W. McLaughlin
  CUSIP No.  041327107                       Page 4 of 5 Pages
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 27, 1997                    /s/ Mark W. McLaughlin
                                           ------------------------------------
                                           Mark W. McLaughlin





  The Arlen Corporation                      Schedule 13D of Mark W. McLaughlin
  CUSIP No.  041327107                       Page 5 of 5 Pages
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